Filed Pursuant to Rule 433
Registration No. 333-146100-01
August 27, 2008
SIERRA PACIFIC POWER COMPANY
$250,000,000
5.45% General and Refunding Mortgage Notes,
Series Q, due 2013

Issuer:	Sierra Pacific Power Company
Issue:	5.45% General and Refunding Mortgage Notes, Series Q, due 2013
Ratings:*	Baa3/BBB/BBB-/BBB(low) (Moody’s/S&P/Fitch/Dominion)
Offering Size:	$250,000,000
Coupon:	5.45%
Trade Date:	August 27, 2008
Settlement Date:	September 2, 2008 (T+3)
Stated Maturity:	September 1, 2013
Initial Public Offering Price:	99.810%
Yield to Maturity:	5.494%
Benchmark Treasury:	3.375% due July 2013
Benchmark Treasury Yield:	3.024%
Spread to Benchmark Treasury:	+ 247 bps
Optional Redemption:	Make-whole call, 40 bps spread over U.S. Treasuries
Interest Payment Dates:	March 1 and September 1 of each year, commencing on March 1, 2009
Use of Proceeds	The issuer estimates that the net proceeds from the offering, after deducting the underwriters’ discount and the issuer’s estimated expenses, will be approximately $247.7 million. The issuer intends to use approximately $238 million of these net proceeds to repay amounts outstanding under its revolving credit facility. The issuer intends to use the remaining approximately $9.7 million of net proceeds for general corporate purposes.
CUSIP Number:	826418 BH7
Bookrunners:	Credit Suisse Securities (USA) LLC
Lehman Brothers Inc.

*	A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization. Each security rating agency has its own methodology for assigning ratings, and, accordingly, each rating should be considered independently of all other ratings.
     The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which the communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll- free at 1-800-221-1037 or Lehman Brothers Inc. toll-free at 1-888-603-5847.